UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Sancon Resources Recovery, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

79970T-106
(CUSIP Number)

Marjorie J. Haberman, Paralegal Lewis Roca Rothgerber LLP 40 N. Central Avenue Phoenix, AZ 85004
(602) 262-5351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79970T-106

1.	Names of Reporting Persons.
Lewis Roca Rothgerber LLP

I.R.S. Identification Nos. of above persons (entities only).
86-0095078

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Arizona

Number of	7. Sole Voting Power
Shares Bene-	3,000,000
ficially	8. Shared Voting Power
Owned by Each	None
Reporting	9. Sole Dispositive Power
Person With:	3,000,000
10. Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
23.3%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 79970T-106

Item 1. Security and Issuer

This statement on Schedule 13D is filed by the Reporting Person (as defined below) and relates to shares of Common Stock, par value $0.001 per share (“Stock”), CUSIP 79970T 106, of Sancon Resources Recovery, Inc., a Nevada corporation (“Issuer”). The principal executive offices of the Issuer are located at 602 Nan Fung Tower, Suite 6/F, 173 Des Voeux Road Central, Central District, Hong Kong.

Item 2. Identity and Background

(a)
Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is filed by Lewis Roca Rothgerber LLP (the “Reporting Person”).

The Reporting Person is an Arizona limited liability partnership.

(b)	The business address of the Reporting Person is:

Lewis Roca Rothgerber LLP
40 North Central Avenue
Phoenix, Arizona 85004-4429

(c)	The Reporting Person is a law firm.

(d) and (e)
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Stock with working capital pursuant to a Settlement Agreement dated August 27, 2013 between Reporting Person and Dragon Wings Communications Limited (“Settlement Agreement”).  The Stock was transferred to the Reporting Person on September 9, 2013 in satisfaction of legal fees pursuant to the Settlement Agreement.

Item 4. Purpose of Transaction

The Reporting Person acquired the Stock in the ordinary course of Reporting Person’s business pursuant to the Settlement Agreement. The information in Item 3 is incorporated herein.

The Reporting Person currently intends to hold the Stock for investment purposes and not for the purpose of acquiring control of the Issuer.

The Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

The Reporting Person reserves the right to change its plans or intentions at any time and to take any and all actions the Reporting Person deems to be in its best interest.

Item 5. Interest in Securities of the Issuer

(a)
Pursuant to Rule 13d-3(a), at the close of business on September 9, 2013, the Reporting Person is the beneficial owner of 3,000,000 shares of the Stock, which constitutes approximately 23.3% of the issued and outstanding shares of Stock according to the Issuer’s most recently filed Form 10-K.

(b)	Amount beneficially owned: See Row 11 of cover page.
Percent of Class: See Row 13 of cover page.
Number of shares as to which such person has:
Sole power to vote or to direct the vote: See Row 7 of cover page.
Shared power to vote or to direct the vote: See Row 8 of cover page.
Sole power to dispose or to direct the disposition of: See Row 9 of cover page.
Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person

(c)	Other than the transaction reported in Item 3 of this Schedule 13D, the Reporting Person has effected no transactions with respect to the Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, other than the Settlement Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2013	LEWIS ROCA ROTHGERBER LLP

	By:	/s/ Marjorie J. Haberman
Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)